June 19, 2017

Angela Mokodean
Branch Chief
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Resource Real Estate Diversified Income Fund; File Nos. 333-183982, 811-22749

Dear Ms. Mokodean:

On May 19, 2017, Resource Real Estate Diversified Income Fund (the “Registrant” or the “Fund”) filed Post-Effective Amendment No. 13 to the Registrant’s Registration Statement (the “Amendment”) on Form N-2. The Amendment was filed pursuant to Rule 486(a) under the Securities Act for the primary purpose of registering Class L shares of the Fund.

The Trust has revised the disclosure in its Prospectus and Statement of Additional Information in response to comments given by you via telephone to Joshua Hinderliter on June 13, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Cover Page

1.	Comment: Please add the check-the-box required by Form N-2 for securities that will be offered on a delayed or continuous basis in reliance on 415, and check if appropriate for the Fund.

Response: The required item has been added and checked.

Prospectus Summary – Investment Adviser and Fee

2.
Comment: Please revise the language “Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred…” to limit repayment to a period of three years from the date the Adviser waived any payment or reimbursed any expense.

Response: The Registrant has updated the disclosure to state:

“Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three ~~fiscal~~ years ~~following the fiscal year in which the expenses were incurred~~ from the date the Adviser waived any payment or reimbursed any expense…”

3.
Comment: Within the quoted language from the previous comment, please also please clarify that the Adviser will only be able to recoup from the Fund if such recoupment does not cause the Fund to exceed its expense cap at the time of waiver or at the time of reimbursement. Please also note that similar language appears on pages 10 and 27 of the prospectus and on page 26 of the SAI, and should be corrected accordingly.

Response: The Registrant has updated the language in question, in each instance noted, to state:

“…if the Fund is able to make the repayment without exceeding the current expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board of Trustees.”

Expense Example

4.	Comment: Please confirm that the expense limitation agreement will be in effect for at least one year from the date of this registration statement.

Response: The Registrant so confirms.

Right of Accumulation

5.	Comment: Please clarify if purchases of Resource Credit Income Fund are limited to Class L shares for the purposes of this section.

Response: The Registrant has updated the disclosure to state:

“For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L shares of the Fund and Class L shares of Resource Credit Income Fund as part of your current investment as well as reinvested dividends.”

Statement of Additional Information

Cover Page

6.	Comment: Please add the statement required by Rule 481(b)(2) as referenced in Form N-2 Item 14(e).

Response: The Registrant has added the required disclosure.

Management of the Fund - Compensation

7.	Comment: Please explain why the term “fiscal period” is used in lieu of “fiscal year” as is required by Item 18 in reference to the compensation paid to the Adviser.

Response: The Registrant has revised the section to state:

“The table below details the amount of compensation the Trustees received from the Trust during the ~~fiscal period~~ fiscal year ended September 30, 2016.”

Control Persons and Principal Holders

8.	Comment: Please confirm that the analysis in this section is done for each share class of the Fund, not just Class A as is shown, per Item 19(2) of Form N-2.

Response: The Registrant has updated the disclosure to include all relevant share classes.

Investment Advisory and Other Services – The Adviser

9.
Comment: The disclosure of advisory fees paid to the Adviser should be provided for the last three fiscal years. The period ended September 30, 2015 does not appear to be the end of a fiscal year; please revise.

Response: The Registrant has revised the SAI to add the requested information for the fiscal year ended February, 28, 2014.

Allocation of Brokerage

10.	Comment: Please see previous comment and apply to amounts paid for brokerage commissions during the previous three fiscal years.

Response: Please see the Registrant’s response to Comment 9.

Affiliated Party Transactions

11.	Comment: Please see previous comment and apply to amounts paid for affiliated party transactions during the previous three fiscal years.

Response: Please see the Registrant’s response to Comment 9.

Very truly yours,

/s/ Joshua Hinderliter

Joshua Hinderliter

cc: JoAnn M. Strasser